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We Are Raising A Community Round



HYDRA.
The world's first truly seamless 360° camera.

$3.7M WON Contracts | **$2.2M INVESTMENTS** To Date | **12 PATENTS** Awarded & Pending

Winners of Pepperdine Most Fundable Companies® 2022, GENIUS NY 2021, Luminate 2019

Mission

Circle Optics technology upon inception was based on the premise that technology has the power to enhance the human experience for the better. We are dedicated to the pursuit of 360° immersive experiences giving people more access to the past, present and future along with igniting the human capacity to imagine and create.

Positioning

360° imaging is already part of everyday life. From accelerating the delivery of life saving resources, to ensuring aerospace safety, to enhancing surveillance capabilities for protection, to increasing enabling immersive experiences participation, Circle Optics technology is working for you. Different from other cameras on the market which work by combining overlapping fields-of-view, Hydra works by aligning fields-of-view to produce a seamless 360° image. No distortion. One click and done.

Solution

Circle Optics' method of aligning fields-of-view produces no distortion and requires no stitching, enabling your field-of-view to be accurately captured in real time. Our solution is protected by a dozen patents.

Team

Zak Niazi - *Inventor, CEO*
Ian Gaugar - *Chief Operating Officer*
Andy Kurtz - *Chief Research Officer*
Allen Krisiloff - *Director of Engineering*
Jennifer Sertl - *Director of Marketing*
Total of 15 employees and growing!

TARGET MARKETS

ROBOTICS / DRONES $10B

The drone industry is hampered by an inability to meet regulations to fly beyond line of sight of a human operator. Circle Optics is miniaturizing its novel camera technology under contract with NASA and NSF to enable drones to meet FAA regulations. 15 million drones are expected to fly beyond line of sight by the end of the decade, and they will need this solution to meet regulatory requirements.

AEROSPACE / DEFENSE $200M

Persistent ground surveillance solutions scan our skies for threats including missiles, aircrage and UAVs to secure United States' borders, but solutions today have narrow fields-of-view that operators describe as "looking through a straw." Circle Optics is working with the Space Force to eliminate the straw-like view, giving full hemispheric coverage of the sky with resolution never before possible with our distortion-free optics.

IMMERSIVE EXPERIENCES / MEDIA $122M

Capturing content for the immersive entertainment industry costs on average $10k per finished minute of video for stitching. Circle Optics' Hydra camera system eliminates this cost and hassle. In an instant, content is ready for the big screen and live events can be streamed in 8k resolution and with 12-bit color to dome theaters and VR headsets.

we dream with what if's

circle optics, inc.
260 East Main Street, Suite 6106
Rochester, NY, 14604, United States
info@circleoptics.com
www.circleoptics.com

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